FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2008	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

“A Life Sciences Company”

For Immediate Release:	March 31, 2008

Forbes Medi-Tech announces Financial Results for the Year ended December 31, 2007

~Company Achieves 2007 Revenue Guidance; FY2007 Revenue up 45% ~

Vancouver, Canada – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI or NASDAQ:FMTID ) today announced its financial results for the year ended December 31, 2007 versus the year ended December 31, 2006. All amounts are in Canadian dollars unless otherwise noted.

Fiscal Year 2007 Highlights

•

Reported total revenue of $9.4 million for year ended December 31, 2007 versus $7.2 million for year ended December 31, 2006, a 31% increase.

•

Reported net loss of $0.30 per share from continuing operations for the year ended December 31, 2007 compared to a net loss of $0.48 per share from continuing operations for the year ended December 31, 2006.

•

Continued to expand the market penetration for Reducol™ containing products with launches in Portugal, Finland, Taiwan and The Netherlands.

•

Furthered the development of early stage compounds focused on asthma and diabetes.

“Despite declining financial market conditions towards the end of 2007, the Company was able to show continued growth in its ingredient business while maintaining progress on its development programs for the FM TP 2000 and 3000 series” said Charles Butt, President and CEO of Forbes Medi-Tech Inc.  “The strong emphasis on M&A activities, started in 2007 in both the Nutraceutical and Pharmaceutical sides of the business, will continue through 2008, with the hope of completing a transaction by year-end.”

Capital Resources

In previous news releases and public filings the Company has stated that its working capital was sufficient to finance operations through the second quarter of 2008. After taking into account planned expenditures, anticipated revenues, and assuming no unanticipated costs or expenses, but without taking into account the recently announced Non-Dilutive Financing, the Company now considers that its capital resources will be sufficient to finance operations into the beginning of the third quarter of 2008. Assuming that the Non-Dilutive Financing closes as anticipated, and after taking into account the same factors and assumptions, the Company considers that its capital resources will be sufficient to finance operations into the fourth quarter of 2008. The Company is diligently working to obtain additional funding, as well as enhancing its portfolio of products through potential strategic partnerships and M&A activities.

Revenue Outlook

Forbes reached its 2007 revenue guidance by achieving $8.9 million of sales, consisting of Reducol™ and other cholesterol-lowering ingredients plus value added product revenue. Forbes is forecasting continued strong growth in Reducol™ and other value added product sales for 2008 with anticipated sales of $9.75 -- $10.5 million. This revenue guidance is primarily based on the contracted and forecasted tonnage of Reducol™, and other value added products for sale into the functional food and dietary supplement markets. We have consistently issued revenue guidance in the past in an effort to provide our shareholders with an updated revenue outlook in a timely manner. We caution readers that our revenue guidance is not to be relied upon for any other purpose. The 2008 revenue guidance includes assumptions that the contracted and forecasted amounts will be ordered and shipped as anticipated.

Nutraceutical Business

In 2007, Forbes has introduced and expanded the Reducol™ product ingredient into various countries and additional retailers. For example, rye bread containing Reducol™ was introduced into Finland and in The Netherlands and Taiwan, milk drinks containing Reducol™ were also launched. As a result of these new initiatives, Reducol™ containing products can now be found in 12 major countries worldwide. While the Company continues to launch in key international markets, the U.S. market remains a major focus for Forbes. The Company continues to work with various US food manufacturers but the completion of the product development stage and the timing of product launches is unclear at this point, The Company will update its shareholders in the event of a product launch.

Pharmaceutical Research

Forbes has entered the final stages of compound selection for two of the most rapidly growing therapeutic indications, asthma and type 2 diabetes. Compounds in development are chosen on the basis of selectivity (the ability to home in on one receptor), potency and pharmacokinetics (drug distribution in the body over time). The FM-TP2000 Series targeting type 2 diabetes are based on the neural signal, following a meal, which is known to increase insulin secretion from pancreatic beta cells. The FM-TP3000 Series targeting asthma are inhaled VPAC2 agonists. Other investigational VPAC2 agonists have demonstrated immediate bronchodilatation with the potential for anti-inflammatory effects. The compound differs from long-acting Beta2 adrenoceptor agonists by working through a different receptor and mechanism. We now expect confirmation of both lead compounds in the first half of 2008.  The Company’s strategy is to capitalize on the intrinsic value of selected FM-TP Compounds through collaborative agreements and upfront milestone payments at an early stage.

Financial Results

The December 31, 2007 consolidated financial statements include the assets, liabilities and operating results of Forbes Medi-Tech Inc., (now known as Forbes Medi-Tech Operations Inc.) and its wholly-owned subsidiaries, Forbes Research & Manufacturing Inc., Forbes Medi-Tech (Research) Inc. and Forbes Medi-Tech (USA) Inc., and the 51% joint venture interest in Forbes-Fayrefield.

Summary: (millions of $ except per share values and number of shares)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December31, 2005

Revenues	$9.4	$7.2	$4.4
Expenses	(20.8)	(24.9)	(20.9)
Impairment charge for goodwill, intellectual property and capital assets	(0.8)	–	–
Loss from continuing operations	(12.2)	$(17.7)	$(16.5)

Income taxes recovery / (expense)	0.5	(0.1)	–
Net loss from continuing operations	$(11.7)	$(17.8)	$(16.5)

Income from discontinued operations, net of current tax expense	–	–	3.7

Gain from disposal of discontinued operations, net of taxes	–	7.0	–

Net loss for the period	$(11.7)	$(10.8)	$(12.8)

Weighted average number of shares	38,407,388	37,400,378	34,057,703

Loss per share from continuing operations
Basic and diluted	$(0.30)	$(0.48)	$(0.48)
Income per share from discontinued operations
Basic and diluted	–	$0.00	$0.10
Gain per share from disposal of discontinued operations
Basic and diluted	–	$0.19	–
Net loss per share
Basic and diluted	$(0.30)	$(0.29)	$(0.38)

Total revenues, including interest income, for the fiscal year ended December 31, 2007 were $9.36 million compared with $7.24 million for the fiscal year ended December 31, 2006, an increase of 29%.  This increase was due to increases in our sales of Reducol™ and Phyto-S Sterols and increases in sales by Forbes-Fayrefield of finished products, such as margarine spread, spoonable yogurt, and yogurt drinks.

Summary: (millions of $)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005

Sales-phytosterol products	$7.7	$5.3	$3.8
Sales-finished goods	1.1	0.7	–
Licensing	0.1	0.1	0.2
Phytosterol revenues	8.9	6.1	4.0
Interest and other	0.5	1.1	0.4

Total revenues	$9.4	$7.2	$4.4

Summary: (millions of $)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Cost of sales	$9.2	$5.9	$2.5
General and administrative	5.0	5.2	5.4
Research and development	3.5	9.6	11.0
Marketing, sales & product development	1.6	2.8	1.6
Foreign exchange losses	1.3	1.3	0.2
Depreciation/amortization	0.2	0.1	0.2

Total operating expenses	$20.8	$24.9	$20.9

Cost of sales (“Cost of Sales”) Cost of Sales for the year ended December 31, 2007 totaled $9.16 million on phytosterol revenues of $8.85 million, or (104%) of phytosterol revenues, for the year ended December 31, 2006 - $5.86 million on phytosterol revenues of $5.96 million or 98% of phytosterol revenues. In the year ended December 31, 2007, the Company recognized $0.45 million (December 31, 2006 - $0.35 million, December 31, 2005-$nil) of inventory valuation allowances on excess inventories and $0.39 million (December 31, 2006 - $nil, December 31, 2005-$nil) relating to allowances for losses on future year purchase commitments, which are included in Cost of Sales.  Prior to the impact of these allowances, in the year ended December 31, 2007, Cost of Sales as a percentage of phytosterol revenues was 94% compared to 92% for the year ended December 31, 2006.  We have not been able to increase our margins through increases in our sales prices due to continued market price pressures. High cost product, inventory valuation adjustments (as further described below), the sale of excess inventories at reduced prices to align our inventory balances with forecasted demand., and lower margins being realized on the sales of finished goods sold through Forbes-Fayrefield have all contributed to a slight increase in Cost of Sales as a percentage of phytosterol revenues.  We are diligently working on alternative ways to decrease our Cost of Sales and improve our margins.

Research and development expenses (“R&D”) Our research and development (“R&D”) expenses for the year ended December 31, 2007, totaled $3.47 million compared with $9.63 million for the year ended December 31, 2006 and $10.99 million for the year ended December 31, 2005. In 2005 and 2006, the majority of the R&D expenditures were on the FM-VP4 trials, which were not continued in 2007. In 2007, $1.64 million was expended on the FM TP Series of Compounds.  R&D expenses are expected to increase as work progresses on the FM-TP Series of Compounds.

Marketing, sales & product development totaled $1.61 million for 2007 compared with $2.76 million incurred in 2006 and $1.67 million in 2005.  The decrease in 2007 from 2006 is attributable to a reduction in staffing levels and reduced expenditures in the areas of material handling and advertising, as a result of fewer product launches.

General and administrative expenditures for fiscal year 2007 totaled $5.07 million, compared with $5.20 million in fiscal year 2006 and with $5.44 million in fiscal year 2005.

Liquidity & Capital Resources

Cash, cash equivalents and working capital as at December 31, 2006 our cash and cash equivalents totaled $5.23 million, compared with $15.29 million as at December 31, 2006.  We had working capital of $9.67 million at December 31, 2007 (December 31, 2006 – working capital $19.44 million). The decrease in cash and working capital in the year was mainly attributable to funding the loss from continuing operations.

Cash used in continuing operating activities Cash used in continuing operating activities was $10.10 million in fiscal 2007, compared to $17.85 million in fiscal 2006 and $17.38 million in fiscal 2005.

Investing activities Cash used in investing activities in the year ended December 31, 2007 was $0.04 million relating to the acquisition of capital assets.  Investing activities in the year ended December 31, 2006 realized $28.46 million relating to the proceeds of $28.94 million on disposal of our interest in Phyto-Source, less $0.44 million invested in intangible assets arising on the acquisition of TheraPei Pharmaceuticals Inc. and $0.17 million in capital assets.

Financing activities In fiscal 2007, financing activities provided $0.01 million of cash, from the exercise of options, compared with $0.59 million in 2006 and $5.12 million in 2005. In 2006, funds generated from financing activities resulted from the exercise of options and warrants.

SUBSEQUENT EVENTS

Non-Dilutive Financing

As announced on March 20, 2008, as part of the Company’s continuing reorganization plan, Forbes entered into an agreement with a private investor that will see the Company realize up to $3.8 million in non-dilutive capital. The transaction is expected to close on or before April 30, 2008, at which time the initial tranche of $3 million is expected. Additionally, subject to certain conditions, the private investor has agreed that Forbes will receive a minimum of $800,000 within one year of completion of the transaction. Completion of the transaction is subject to the satisfaction of a number of conditions.

The transaction will not result in any change to share ownership, the Company’s listing on the NASDAQ or TSX, the composition of the Board of Directors, management or in any of the Company’s relationships and commitments to shareholders, employees, government and industry partners, customers, and suppliers. From an operational perspective, there will be no changes, the Company retains all rights to its intellectual property and will continue to develop and market a portfolio of products for the benefit of all consumers, including the further commercialization of Reducol ™, and to continue its pharmaceutical programs under its current business plan.

Plan of Arrangement

On February 14, 2008 at a Special General Meeting, the securityholders, being the shareholders, optionholders and warrantholders, approved three resolutions in respect of our corporate reorganization. The resolutions passed at the Special General Meeting included a 'Reduction in Stated Capital', a 'Name Change' and the 'Plan of Arrangement' (the "Arrangement"). The Arrangement was designed to allow us to accommodate and capitalize on certain financing opportunities that may arise in the future, such as the proposed Non-Dilutive Financing and to achieve Nasdaq’s Minimum Bid Price Requirement.

On February 27, 2008, the closing of the Arrangement, the shareholders of Forbes Medi-Tech Inc., (“Old Forbes”) exchanged eight of their existing common shares for one common share of 0813361 BC Ltd. ("New Forbes"), a company incorporated under the British Columbia Business Corporations Act; holders of options and warrants of Old Forbes became entitled to receive, on exercise of the options or warrants, one common share of New Forbes for each eight common shares of Old Forbes. The exercise price for each common share of New Forbes became eight times the exercise price for one existing common share of New Forbes.   As a result of the exchange of shares referred to above, Old Forbes became a wholly owned subsidiary of New Forbes; shareholders, optionholders and warrantholders became shareholders, optionholders and warrantholders of New Forbes; Old Forbes changed its name from "Forbes Medi-Tech Inc." to "Forbes Medi-Tech Operations Inc." and New Forbes changed its name from "0813361 B.C. Ltd." to "Forbes Medi-Tech Inc.". The shares of New Forbes began to trade on the TSX and NASDAQ in substitution for the shares of Old Forbes on Monday, March 3, 2008.

The Arrangement affects all shareholders, optionholders and warrantholders uniformly and does not affect any securityholders' percentage ownership interests or proportionate voting power in the Company or the percentage of the number of common shares of 0813361 B.C. Ltd. that can be acquired upon the exercise of an option or a warrant. After giving effect to the reorganization, there are approximately 4,801,512 issued and outstanding common shares of Forbes Medi-Tech Inc., warrants to purchase 259,083 common shares of Forbes Medi-Tech Inc. at a price of US $16.48 per share and options to purchase a total of 363,296 common shares of Forbes Medi-Tech Inc. at prices between $4.24 and $8.00 per share.

Nasdaq Listing

On January 22, 2008 the Company received a Nasdaq Staff Determination, (the “Staff Determination”) indicating that it failed to comply with the U.S. $1.00 Minimum Bid Price Requirement for continued listing set forth in Marketplace Rule 4310(c)(4), and that its securities were, therefore, subject to delisting from The Nasdaq Capital Market. The Company requested a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination, which has now been held.  Based on the Panel’s approval to grant the Company’s request for a conditional listing, or an “exception”, the Company has until May 27, 2008 to regain compliance with Nasdaq’s Minimum Bid Price Requirement.  In the event that the Company determines that it may be advisable to seek approval for alternative measures to comply with the Minimum Bid Price Requirement, the Company will notify its shareholders in its information circular for its Annual General Meeting, expected to be issued in the latter half of April, 2008.  In such event, the Company may be able to extend the time within which it have to demonstrate compliance to June 12, 2008.

Compliance with the Minimum Bid Price Requirement is normally demonstrated if the closing bid price for the Company’s common shares on Nasdaq is not less than U.S. $1.00 for ten consecutive trading days.   Depending upon the particular facts and circumstances, the Panel may, in its discretion, require that the Company evidence a bid price of at least $1.00 per share for a period in excess of ten consecutive trading days before determining that the Company has complied with the terms of the exception and demonstrated the ability to maintain long-term compliance with the Minimum Bid Price Requirement.  Failure to demonstrate compliance with the Minimum Bid Price Requirement within the appropriate time allowed will result in the Company’s shares being de-listed from Nasdaq.

Fiscal Year Ended December 31, 2007 Report

This news release includes by reference the Company’s audited financial statements for the fiscal year ended December 31, 2007, and full Management Discussion & Analysis (MD&A).  The MD&A and financial statements are being filed with applicable Canadian and U.S. regulatory authorities.

These financial statements were prepared in accordance with Canadian generally accepted accounting principles, and were audited by the Company's auditors, KPMG LLP, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 20 to the consolidated financial statements.

The audit report of the independent registered public accounting firm incorporated in the Company’s annual report to be filed on Form 20-F with the Securities and Exchange Commission (United States) contains a going concern qualification. The Company is making this announcement pursuant to the requirement contained in NASDAQ'S Marketplace Rule 4350(b)(1)(B) to disclose its receipt of an audit opinion that contains such a going concern qualification.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening disease.  Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment. Additional information on Forbes Medi-Tech can be found at www.forbesmedi.com

For more information, please contact:

Forbes Investor Relations Telephone: (604) 681-8976 E-mail: ir@forbesmedi.com	David Goold Chief Financial Officer Telephone: (604) 689-5899 E-mail: dgoold@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements and information regarding Forbes’ continuing reorganization plan and non-dilutive financing,, and Forbes’ strategy and vision, which statements can be identified by the use of forward-looking terminology such as “will”, “expected”, “expects”, “possible”, “strategy” and “vision”.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements and information as a result of numerous factors, including uncertainty whether the continued reorganization plan and financing will be undertaken or completed as planned or at all ;the satisfactions of the conditions contained in the agreement with the Investor including those that are to be satisfied in the discretion of the Investor,  the need for performance by the Investor, which is not assured; the possibility that the reorganization will result in different outcomes than those currently anticipated; uncertainty whether the Company will receive all of the anticipated proceeds of the financing, including the $800,000 within a year;  the Company’s need for further funding, which is not assured; changes in business strategy or development plans; uncertainty whether the Company will realize its strategies and vision; and other risks and uncertainties, as contained in news releases and filings with Securities Regulatory Authorities in Canada and the U.S. at www.sedar.com and at www.sec.gov , any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements and information are based on the assumptions, beliefs, opinions and expectations of the Company’s management at the time they are made, and, except as required under applicable law, the Company does not assume any obligation to update any statement should those assumptions, beliefs, opinions or expectations, or other circumstances change.

FORBES MEDI-TECH INC.

Consolidated Balance Sheets

(Expressed in thousands of Canadian dollars)

December 31, 2007 and 2006

	2007	2006

Assets

Current assets:
Cash and cash equivalents	$5,234	$15,287
Accounts receivable	1,277	1,546
Inventories	5,317	6,093
Prepaid expenses and deposits	224	598
	12,052	23,524

Capital Assets	387	552
Intangible and other assets	512	944
Goodwill	-	367

	$12,951	$25,387

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$2,294	$3,486
Income tax liability	31	539
Deferred revenues	-	58
Current portion tenure allowance payable	54	-
	2,379	4,083

Long-term liabilities:
Tenure allowance	940	954
	3,319	5,037

Shareholders’ equity:
Share capital	101,027	100,994
Contributed surplus	9,875	8,943
Deficit	(101,270)	(89,587)
	9,632	20,350

	$12,951	$25,387

FORBES MEDI-TECH INC.

Consolidated Statements of Operations, Comprehensive Loss and Deficit

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005

Revenue:
Sales	$8,847	$5,964	$3,867
Licensing	57	152	153
Phytosterol revenues	8,904	6,116	4,020
Interest and other	457	1,126	461
	9,361	7,242	4,481

Expenses:
Cost of sales	9,155	5,857	2,507
General and administrative	5,066	5,202	5,443
Research and development	3,469	9,634	10,994
Marketing, sales and product development	1,606	2,762	1,665
Foreign exchange loss	1,267	1,311	174
Depreciation and amortization	213	149	162
	20,776	24,915	20,945

Impairment charge for goodwill, intellectual property and capital assets	759	-	-
Loss from continuing operations for the year before taxes	(12,174)	(17,673)	(16,464)

Current income tax recovery / (expense)	491	(158)	-

Net loss from continuing operations for the year	(11,683)	(17,831)	(16,464)

Discontinued Operations

Income from discontinued operations, net of income tax provision	-	29	3,658

Gain from disposal of discontinued operations, net of current income tax provision of $7,243 and future tax reduction of $(845)	-	6,958	-

Net loss and comprehensive loss for the year	(11,683)	(10,844)	(12,806)

Deficit, beginning of year	(89,587)	(78,743)	(65,937)

Deficit, end of year	$(101,270)	$(89,587)	$(78,743)

Weighted average number of common shares outstanding (‘000)	38,407	37,400	34,058

Basic and diluted loss per share from continuing operations	$(0.30)	$(0.48)	$(0.48)

Basic and diluted income per share from discontinued operations	-	$0.00	$0.10

Basic and diluted gain per share from disposal of discontinued operations	-	$0.19	-

Basic and diluted loss per share	$(0.30)	$(0.29)	$(0.38)

FORBES MEDI-TECH INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005

Cash provided by (used in):
Operations:
Net loss for the year	$(11,683)	$(10,844)	$(12,806)
Adjustment for:

Depreciation and amortization	213	149	162
Amortization of deferred license revenues	(57)	(115)	(151)
Impairment charge for goodwill, intellectual property and capital assets	759	-	-
Stock-based compensation	958	1,819	1,776
Amortization of capitalized financing fees	-	26	17
Accretion of interest	-	117	74
Loss (gain) on disposal of fixed assets	-	1	(9)
Income from discontinued operations, net of taxes	-	(29)	(3,658)
Gain on disposal of discontinued operations, net of taxes	-	(6,958)	-
Foreign exchange translation	-	-	(5)
	(9,810)	(15,834)	(14,600)
Net change in non-cash operating items	(291)	(2,012)	(2,776)
Net cash used in continuing operations	(10,101)	(17,846)	(17,376)

Net cash (used in) provided by discontinued operations	-	(5,214)	7,180
	(10,101)	(23,060)	(10,196)

Investments:
Acquisition of property, plant and equipment	(99)	(174)	(315)
Proceeds from long-term note receivable	140	131	302
Proceeds on disposal of Phyto-Source manufacturingjoint venture	-	28,935	-
Acquisition of intangible/other assets	-	(436)	-
Acquisition of license	-	-	(11)
Proceeds on disposal of fixed assets	-	-	186
Short-term investments	-	-	6,018
Net cash invested by discontinued operations	-	-	(332)
	41	28,456	5,848
Financing:
Issuance of common shares	7	923	301
Issuance of preferred shares, net of share issue costs	-	-	6,221
Repayment of notes payable	-	-	(66)
Decrease in long-term liabilities from discontinued operations	-	(330)	(1,339)
	7	593	5,117

Increase / (decrease) in cash and cash equivalents	(10,053)	5,989	769

Cash and cash equivalents, beginning of year	15,287	9,298	8,529

Cash and cash equivalents, end of year	$5,234	$15,287	$9,298